EMPIRE STATE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 47,346
Deposit with clearing firm	100,002
Due from clearing broker	83,682
Due from stockholder	162,541
Other assets	3,162
Total assets	$ 396,733
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 72,593
Total liabilities	72,593
Commitments and Contingencies (Note 4)	
Stockholder's equity (Note 7)	
Preferred stock, $.01 par value, authorized 10,000 shares authorized, outstanding 10,000 shares	$ 100
Common stock, $.01 par value, authorized 2,000,000 shares, 440,000 shares outstanding	8,898
Additional Paid in Capital	315,074
Retained earnings	148,083
	472,155
Less 449,889 shares of common stock in Treasury, at cost	(148,015)
Stockholder's equity	324,140
Total liabilities and stockholder's equity	$ 396,733